UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004 (August 11, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                            No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are copies of announcements by The News Corporation Limited (“News Corporation”) of its financial results for the quarter ended June 30, 2004 in Australian and U.S. dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on August 11, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: August 11, 2004	By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit	Page No. in Sequential Numbering System
A. Announcement made by News Corporation of its financial results in Australian dollars for the quarter ended June 30, 2004.	5

B. Announcement made by News Corporation of its financial results in U.S. dollars for the quarter ended June 30, 2004.	24

EXHIBIT A

EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED

30 JUNE, 2004 IN AUSTRALIAN DOLLARS

NEWS CORPORATION REPORTS FULL YEAR OPERATING

INCOME OF A$4.3 BILLION ON REVENUES OF A$29.4 BILLION

FOURTH QUARTER OPERATING INCOME INCREASES 18% TO

A$1.0 BILLION ON REVENUE GROWTH OF 8%

FULL YEAR HIGHLIGHTS

•	Net profit increases 57% on a US$ basis to a record US$1.6 billion and record cash flow from operations of US$2.4 billion grows 47% over fiscal 2003.

•	Record Filmed Entertainment operating income up 38% on a US$ basis on continued strength of home entertainment sales of film and television titles and string of theatrical hits.

•	Strong advertising growth at Fox News and FX and higher affiliate revenues at the Regional Sports Networks drives record operating income on a US$ basis up 43% at Cable Network Programming.

•	Television segment operating income up 12% on a US$ basis as higher pricing increases advertising revenues at the broadcast network and fuels record operating income at television stations and STAR.

•	All print businesses report higher earnings contributions on a US$ basis: advertising and circulation revenue gains in the U.K. and Australia drive record operating income at Newspapers, higher contributions from free-standing inserts volume lifts Magazines and Inserts; array of bestsellers fuels record operating income at Book Publishing.

•	Completed acquisition of a 34% interest in The DIRECTV Group.

•	Announced plan of reorganisation that would change the Company’s place of incorporation to the United States by the end of calendar 2004.

QUARTER HIGHLIGHTS

•	Tenth consecutive quarter of revenue and operating income growth on a US$ basis.

•	Higher earnings contributions on a US$ basis across nearly all operating segments led by double-digit growth at the Television, Cable Network Programming and Newspapers segments.

•	SKY Italia operating losses decline US$49 million from a year ago as subscriber base expands to nearly 2.7 million with over 90% of new subscribers opting for a premium-programming tier.

The News Corporation Limited

Incorporated in South Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

Sydney, 12 August, 2004 – The News Corporation Limited (ASX: NCP, NCPDP) today reported fourth quarter consolidated revenues of A$7.7 billion, an 8% increase over the A$7.1 billion in the prior year, and full year revenues of A$29.4 billion versus A$29.9 billion reported a year ago.

Consolidated operating income for the fourth quarter of A$1.0 billion was up 18% over the A$882 million reported a year ago. For the full year, operating income was A$4.3 billion versus A$4.4 billion reported in fiscal 2003. The Company’s fourth quarter and full year results included double-digit operating income growth across nearly all operating segments in local currency terms offset by unfavourable foreign currency fluctuations.

Net profit for the fourth quarter was A$555 million compared with A$612 reported in the fourth quarter a year ago. For the full year net profit was A$2.3 billion, an increase of A$504 million over the A$1.8 billion in fiscal 2003. Net profit before other items in the fourth quarter increased to A$597 million (A$0.101 per share) versus A$518 million (A$0.098 per share) reported in the prior year and full year net profit before other items increased to A$2.4 billion (A$0.421 per share), an increase of A$468 million over the A$1.9 billion (A$0.360 per share) reported in fiscal 2003. Fourth quarter and full year results were primarily due to higher consolidated operating income in local currency terms and significant improvement in net profit from associated entities offset by unfavourable foreign currency fluctuations.

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“Fiscal 2004 was another outstanding year for News Corporation, punctuated by fourth quarter operating income growth of 31% in U.S. dollar terms. We delivered our third consecutive year of record operating profits on double–digit revenue and operating income gains. Our success was once again achieved across our uniquely balanced collection of assets with record profits generated at nearly every established business segment from our film to our television to our print assets. It was a year in which we enjoyed the success achieved through expanded distribution of our content, such as our films and television product in home entertainment and our growing ratings and subscribers at our array of cable channels. And it was a year in which we translated market leadership positions into increased advertising revenues, beginning with our broadcast and cable upfronts and including record market share and profits at our station group and sustained strength at our various print assets.

“It was also a year in which we further expanded our distinctive global distribution reach with the rapid development of our direct-to-home television investments. SKY Italia quickly ramped up its subscriber base, as well as its average revenue per subscriber, connecting with nearly 2.7 million subscribers by fiscal year-end. DIRECTV mirrored this success, adding over 915,000 subscribers since our acquisition at the end of the calendar year. The brisk subscriber growth at these dynamic platforms is a testament to their tremendous long-term growth potential.

“We are extremely pleased with our progress during the past year not only for the record financial results we delivered but for the strategic direction we continued to follow. Success begets success and we are confident that the momentum we generated in fiscal 2004, combined with our expected reincorporation in the United States, positions us to deliver superior returns in the year ahead.”

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the periods ended 30 June are attached. The following commentary is made in respect of those statements, including an analysis of certain information contained therein.

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

The reported net profit attributable to members of the parent entity consisted of the following items:

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2004	2003	2004	2003
	A$ Millions (except per share amounts)
Revenue	$7,697	$7,130	$29,428	$29,913

Operating income	1,041	882	4,302	4,352

Net profit (loss) from associated entities before other items	138	124	367	(159)
Interest expense, net	(150)	(171)	(630)	(791)
Exchangeable securities expense	(33)	(27)	(113)	(94)

Profit before income tax expense, outside equity interest and other items	996	808	3,926	3,308
Income tax expense	(318)	(202)	(1,246)	(989)
Outside equity interest	(81)	(88)	(314)	(421)

Net profit before other items	597	518	2,366	1,898

Other items, net of tax and outside equity interest:
Group	(20)	(120)	(9)	(160)
Associated entities	(22)	214	(45)	70

Total other items	(42)	94	(54)	(90)

Net profit attributable to members of the parent entity	$555	$612	$2,312	$1,808

Earnings per share (diluted) on net profit before other items, net	$0.101	$0.098	$0.421	$0.360

Weighted average number of shares outstanding in millions (diluted)	5,895	5,167	5,596	5,145

The following commentary discusses the major components of these results.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

Consolidated Operating Income

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2004	2003	2004	2003
	A$ Millions		A$ Millions
Filmed Entertainment	$125	$116	$1,244	$1,099
Television	491	468	1,344	1,459
Cable Network Programming	215	145	867	736
Direct Broadcast Satellite Television*	(26)	(104)	(376)	(104)
Magazines & Inserts	92	110	381	438
Newspapers	200	201	831	686
Book Publishing	7	(1)	221	227
Other	(63)	(53)	(210)	(189)

Consolidated Operating Income	$1,041	$882	$4,302	$4,352

*	SKY Italia results consolidated as of 1 May, 2003

The following commentary is discussed primarily in U.S. dollars

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported fourth quarter operating income of US$91 million, up 7% from the US$85 million reported in the same period a year ago, and record full year operating income of US$886 million, up 38% from the US$641 million reported in fiscal 2003. Current-quarter and full year results primarily reflect strong worldwide theatrical revenues and higher contributions from film and television home entertainment releases as well as increased contributions from catalog titles in pay-TV and free-TV.

Fourth quarter film results were largely driven by the domestic home entertainment performances of Cheaper By The Dozen as well as contributions from various catalog titles including Ice Age and There’s Something About Mary. The availability of last year’s theatrical hits in pay-TV, most notably X-2: X-Men United, 28 Days Later and Bend it Like Beckham, also contributed to the increase. These contributions were partially offset by the marketing costs for a string of successful spring and summer releases, including The Day After Tomorrow, which has grossed over US$530 million worldwide since its May release, Dodgeball, which has grossed over US$110 million domestically since its June release and I, Robot which was released after the quarter and has already grossed over US$120 million in domestic box office.

For the full year, film results were primarily driven by the worldwide home entertainment and pay-TV performances of X-2: X-Men United, 28 Days Later, Daredevil, Drumline, Just Married, Phone Booth and various catalog titles combined with several successful theatrical releases during the year, including The League of Extraordinary Gentlemen and Cheaper By the Dozen.

Twentieth Century Fox Television (TCFTV) fourth quarter earnings reflected sustained momentum in home entertainment sales, particularly from 24, Buffy the Vampire Slayer

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

and M*A*S*H, offset by lower worldwide revenues from X-Files and The Practice. These titles also contributed to TCFTV’s full year growth along with the home entertainment sales of The Simpsons, Family Guy and Angel. Additionally, increased syndication profits from the initial release of Angel as well as further proceeds from M*A*S*H contributed to the year-on-year growth.

TELEVISION

The Television segment reported fourth quarter operating income of US$351 million, an increase of 21% versus the same period a year ago, and full year operating income of US$957 million, an increase of 12% over fiscal 2003. These gains primarily reflect earnings improvement at the FOX Broadcasting Company and Fox Television Stations, and higher contributions from STAR.

Fox Television Stations (FTS) fourth quarter operating income grew 15% over the same quarter a year ago reflecting strong primetime advertising revenue increases led by the success of American Idol and local news, partially offset by primetime ratings weakness at UPN. For the full year, operating income grew 7% versus fiscal 2003 as FTS achieved record market share while slightly lowering operating expenses year-on-year.

At the FOX Broadcasting Company (FBC), fourth quarter operating income improved by US$22 million as higher pricing for the primetime entertainment schedule was partially offset by a 10% decline in primetime ratings and higher promotional costs for the launch of several new series. For the full year, operating income improved by US$21 million over fiscal 2003 despite a decline in primetime ratings primarily due to higher pricing for the primetime entertainment schedule and improved sports advertising from an increase in post-season ratings and pricing. FBC finished the broadcast season number one among Adults 18-34 and number two by only one-tenth of a rating point among Adults 18-49, led by American Idol, the number one program in primetime, whose ratings grew nearly 10% over prior year.

STAR’s fourth quarter operating income increased 52%, bolstered by 18% revenue growth versus the same quarter a year ago. Full year operating income grew substantially on advertising growth of 21%. Revenue gains for both the quarter and year were driven primarily in India where STAR Plus has maintained its leadership position as India’s top cable entertainment channel. Additionally, the full year benefited from higher subscription revenues at STAR Plus and continued expansion in China from increased penetration of the Xing Kong channel, which has become the number one national/regional channel in the Guangdong cable market.

CABLE NETWORK PROGRAMMING

Cable Network Programming reported fourth quarter operating income of US$154 million, an increase of 60% over the fourth quarter a year ago, and record full year operating income of US$617 million, an increase of 43% over fiscal 2003. The strong fourth quarter and full year results reflect continued growth across all of the Company’s primary cable channels and the absence of losses from the Los Angeles Dodgers which was sold during the third quarter.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

The Fox News Channel (FNC) reported operating income growth of over 40% for both the fourth quarter and full year as higher advertising pricing drove strong double-digit revenue gains over a year ago. FNC has maintained its leadership position as the number one cable news channel for over two and a half years and during the fourth quarter and full year exceeded the viewership of its nearest competitor by more than 50% in primetime and more than 60% on a 24-hour basis.

At our other cable channels (including the Regional Sports Networks (RSNs), FX and SPEED Channel) operating profit increased 46% for the fourth quarter and 27% for the full year, primarily driven by revenue growth at the RSNs and FX. Higher affiliate revenue contributions at the RSNs for both the quarter and year, largely due to increased affiliate rates and additional DTH subscribers, combined with increased advertising sales to drive operating income growth. This growth was partially offset by higher programming costs from additional events and rights increases versus a year ago. The fourth quarter and full year revenue growth at FX was driven principally by increased advertising revenue from strong ratings and higher pricing while also growing its affiliate revenues, as its subscriber base expanded by 5%. Partially offsetting these improvements were increased costs related to entertainment programming, including The Shield and Nip/Tuck.

DIRECT BROADCAST SATELLITE TELEVISION

On 30 April, 2003 the Company completed the acquisition of the Italian pay-TV business Telepiu and combined it with Stream. News Corporation owns 80.1% of the combined entity, SKY Italia, whose results constitute this segment. During the fourth quarter, SKY Italia reported an operating loss of US$19 million, an improvement of US$49 million versus the operating loss of US$68 million reported a year ago for the two months ended 30 June, 2003. For the full year, SKY Italia reported an operating loss of US$267 million on revenues of US$1.7 billion, while increasing its subscriber base to nearly 2.7 million. Over 90% of the new subscribers during the quarter opted for a premium-programming tier including movies and/or sports programming.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported fourth quarter operating income of US$66 million versus US$70 million a year ago, and full year operating income of US$271 million, a 6% increase over fiscal 2003. During the quarter, higher contributions from the InStore division, driven by revenue growth primarily from higher shelf product volume was more than offset by reorganisation costs associated with the international division and slightly lower contributions at the Free-Standing Inserts division. The full year improvement was driven by higher contributions from the Free-Standing Inserts division resulting principally from higher demand for packaged goods and custom publishing pages.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

NEWSPAPERS

The Newspaper segment reported fourth quarter operating income of US$144 million, a 14% increase versus the same period a year ago and full year operating income of US$592 million, a 48% increase over fiscal 2003. Advertising strength throughout the year drove the growth in both the U.K. and Australia, with circulation revenue gains in the U.K., stemming from the end of the cover price initiative during fiscal 2003, also contributing to the full-year growth.

The U.K. newspaper group reported a slight operating income decline in local currency terms for the fourth quarter compared to the prior year as advertising revenue gains of 11%, primarily from The Sun on the strength of higher volumes across all categories, and circulation revenue growth, from higher cover prices across all titles, were more than offset by an increase in promotional spending and additional costs associated with the compact version of The Times. On a full year basis, operating income in local currency terms increased 30%, primarily from circulation revenue growth which was achieved across all titles, with the largest increase at The Sun where reduced cover price initiatives a year ago adversely affected results. The Sun also led the U.K newspaper group to 7% advertising growth for the year with higher volumes on display and classified advertising.

The Australian newspaper group reported an 18% increase in fourth quarter operating income in local currency terms versus a year ago and full year operating income growth of 15% versus fiscal 2003. The quarterly and full year growth was primarily driven by double-digit increases in advertising revenue compared to a year ago. Display and classified advertising achieved strong growth throughout the year with ongoing strength in national display together with real estate, retail and employment advertising.

BOOK PUBLISHING

HarperCollins reported operating income of US$6 million during the quarter versus US$4 million in the fourth quarter a year ago reflecting strong performances by Zondervan and General Books, and a rebound in Children’s Books. Full year operating income of US$158 million increased 19% from fiscal 2003 and was driven by solid performances around the world, highlighted by blockbuster sales of Zondervan’s The Purpose Driven Life by Rick Warren. During the quarter, HarperCollins had 52 books on The New York Times bestseller list including five titles that reached the #1 spot. For the full year, the Company had 97 books on The New York Times bestseller lists including nine titles that reached the number one spot.

OTHER ITEMS

A final franked dividend of A$0.015 per Ordinary Share and a franked dividend of A$0.0375 per Preferred Limited Voting Ordinary Share have been declared and are payable on 26 October, 2004. The Company’s Dividend Reinvestment Plan (“Plan”) remains in operation and a discount of 10% will apply in determining the allotment price calculated in accordance with the Plan rules. The record date for determining dividend entitlements and Plan participation is 17 September, 2004. The ex-dividend date will be 13 September, 2004.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

During the quarter News Corporation announced it is pursuing a reorganisation that would change the company’s place of incorporation to the United States by the end of calendar 2004. In connection with this reorganisation, News Corporation would also acquire, from the Murdoch Interests, the 58% controlling interest in Queensland Press Pty Limited (QPL) not currently owned by the Company. The completion of the reorganisation and the QPL transactions is subject to a number of conditions, including obtaining regulatory clearances, court approvals, certain tax rulings and the requisite vote of the Company’s shareholders and option holders on the reorganisation as well as obtaining independent appraisals and fairness opinions.

During the second quarter, the Company completed the acquisition of 34% of the outstanding common stock of The DIRECTV Group for approximately US$3.1 billion in cash and 130.7 million preferred limited voting ordinary ADRs. At closing, News Corporation’s ownership interest was transferred to Fox Entertainment Group, Inc. (FEG) in exchange for US$4.5 billion in promissory notes and approximately 74.5 million shares in FEG, increasing News Corporation’s ownership interest in FEG from 80.6% to approximately 82%.

During the third quarter, the Company completed the sale of the Los Angeles Dodgers franchise and real estate assets to real estate developer Frank McCourt for the gross sale price of approximately US$421 million and agreed to remit US$50 million to the buyer for certain pre-existing commitments.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

REVIEW OF ASSOCIATED ENTITIES RESULTS

Fourth quarter net profit from associated entities before other items was A$138 million versus A$124 million in the same period a year ago. For the full year, net profit from associated entities before other items was A$367 million compared with losses of A$159 million in fiscal 2003. The year-over-year improvements in both the fourth quarter and full year were primarily due to higher earnings at BSkyB, the absence of Stream’s losses in the current year and favourable results at Regional Programming Partners due mainly to the income recognised from the termination of a sports broadcast rights agreement. These favourable results were partially offset by losses reported at The DIRECTV Group and, in the fourth quarter, losses at the Sky Latin America properties.

The Company’s share of net profit (loss) from associated entities is as follows:

			3 Months Ended 30 June,				12 Months Ended 30 June,
	% Owned		2004		2003*		2004		2003*
			US $ Millions				US $ Millions
BSkyB	35.3	%(a)		70		31		225		77
Sky Brasil	49.7	%(b)		(17)		23		(37)		(33)
Innova - Mexico	30.0%			—		5		(6)		(22)
FOXTEL – Australia	25.0%			(4)		(3)		(19)		(9)
Stream	50.0	%(c)		—		(22)		—		(172)
Other Associates	Various	(d)		50		34		98		66

Total profit (loss) from associated entities before other items				$99		$68		$261		$(93)
Other items				(16)		122		(32)		41

Total profit (loss) from associated entities				$83		$190		$229		$(52)

Total profit (loss) from associated entities in A$			A$	116	A$	338	A$	322	A$	(89)

Further details on the associated entities follow.

(a)	The Company’s investment basis in BSkyB was negative from 31 December, 2001 through 11 November, 2002. Accordingly, the Company’s share of BSkyB’s results was not recognised during that period.
(b)	Represents the Company’s economic interest, which was 49.3% as of 30 June, 2003. The Company continues to hold a 36% equity interest in Sky Brasil.
(c)	The Company’s share of Stream’s losses was included as part of associated entities from 1 April, 2002 through 30 April, 2003, when it merged with Telepiu to form the consolidated entity SKY Italia.
(d)	Primarily comprising Gemstar-TV Guide International, The DIRECTV Group, Fox Cable Networks Associates, Independent Newspapers Limited, and Queensland Press.
*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

BSkyB (in STG) – United Kingdom (1)

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2004	2003*	2004	2003*
	Millions (except subscribers)		Millions (except subscribers)
Revenues	£959	£856	£3,656	£3,186
Operating profit before exceptional items	130	88	481	249
Net income before exceptional items	£79	£28	£247	£79

AGAAP adjustment (in US$)	$20	$16	$73	$64

News’ reportable 35.3%/35.4% share (in US$)	$70	$31	$225	$108
Investment basis adjustment	—	—	—	(31)

News’ reportable share (in US$)	$70	$31	$225	$77

Net debt			£429	£1,105

Ending Subscribers			11,250,000	10,716,000
DTH Subscribers			7,355,000	6,845,000

BSkyB’s quarterly revenues increased 12% largely due to DTH subscriber growth, an increase in average revenue per subscriber and improved advertising and interactive revenues. Operating profit before exceptional items increased 48% due to increased revenues, partially offset by higher programming expenses from increased sports rights costs as well as higher marketing and subscriber management costs.

*	Does not reflect BSkyB’s adoption of accounting abstract UITF 38.

Sky Brasil (in US$) (1)

	3 Months Ended 30 June,				12 Months Ended 30 June,
	2004		2003		2004		2003
	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	R$	184	R$	155	R$	670	R$	563

Revenues		$61		$52		$228		$171
Operating profit (loss)		2		2		6		(11)
Net income (loss)		$(34)		$48		$(74)		$(86)

News’ reportable 49.7%/49.3% share (in US$)		$(17)		$23		$(37)		$(33)

Net debt (excluding capitalised leases)						$212		$211

Ending Subscribers						806,000		759,000

Sky Brasil’s revenues grew 19% in local currency terms in the quarter compared to prior year primarily driven by a higher subscriber base and increased average revenue per subscriber.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

The revenue growth for the quarter was offset by higher programming, marketing and overhead costs. The increase in net loss in the current quarter principally reflects the unfavourable impact of foreign currency fluctuations due to the weakening of the Brazilian Real on U.S. dollar-denominated liabilities in the quarter.

Innova – Mexico (in US$) (1)

	3 Months Ended June 30,				12 Months Ended June 30,
	2004		2003		2004		2003
	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	Ps	1,150	Ps	926	Ps	4,138	Ps	3,423

Revenues		$101		$88		$373		$331
Operating income		23		12		72		33
Net income (loss)		$—		$17		$(20)		$(73)

News’ reportable 30% share (in US$)		$—		$5		$(6)		$(22)

Net Debt (excluding capitalised leases)						$339		$334

Ending Subscribers						939,000		809,000

Innova’s revenues grew 24% in local currency terms in the quarter compared to prior year primarily driven by a 16% increase in the subscriber base as well as higher set-top box rentals. The decrease in net income during the quarter as compared to the prior year quarter principally reflects the unfavourable impact of foreign currency fluctuations due to the weakening of the Mexican Peso on U.S. dollar-denominated liabilities in the quarter, partially offset by higher revenues and lower interest expense resulting from the refinancing of debt.

FOXTEL (in A$)

	3 Months Ended 30 June,				12 Months Ended 30 June,
	2004		2003		2004		2003
	Millions (except subscribers)				Millions (except subscribers)
Revenues	A$	207	A$	181	A$	767	A$	649
Operating loss		(32)		(26)		(149)		(92)
Net loss	A$	(26)	A$	(18)	A$	(109)	A$	(61)

News’ reportable 25% share (in US$)		$(4)		$(3)		$(19)		$(9)

Net Debt					A$	323	A$	60

Ending Subscribers (including wholesale)						1,100,000		1,058,000
Ending Subscribers (excluding wholesale)						904,000		835,000

FOXTEL’s revenues for the quarter increased 14%, principally due to an increase of 19% in satellite subscribers compared to a year ago, and higher average revenue per subscriber. Net loss for the quarter increased as subscriber revenues were more than offset by increased transmission costs as well as higher subscriber management and acquisition expenses

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

relating to the launch of the new digital service on March 14, 2004, and higher depreciation expense. As of June 30th, approximately a quarter of the FOXTEL managed subscriber base (excluding wholesale) was connected to the new digital service. At June 30th over 310,000 orders had been taken for the digital service from new and existing subscribers.

(1)	Please refer to respective companies’ earnings releases for detailed information.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	12 Months Ended 30 June,
	2004	2003
Australian Dollar/U.S Dollar	0.71	0.58
U.K. Pounds Sterling/U.S. Dollar	1.74	1.59
Euro/U.S. Dollar	1.19	1.16

To receive a copy of this press release through the Internet, access News Corp’s corporate website located at http://www.newscorp.com

Audio from News Corp’s conference call with analysts on the fourth quarter and full year results can be heard live on the Internet at 7:00 a.m. Eastern (Australia) Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

STATEMENT OF FINANCIAL PERFORMANCE a

	Note	3 Months Ended 30 June,		12 Months Ended 30 June,
		2004	2003	2004	2003
		A$ Millions (except per share amounts)
Sales revenue	1	$7,697	$7,130	$29,428	$29,913
Operating expenses		(6,656)	(6,248)	(25,126)	(25,561)

Operating income	1	1,041	882	4,302	4,352

Net profit (loss) from associated entities		116	338	322	(89)

Borrowing costs		(220)	(231)	(845)	(1,000)
Interest income		70	60	215	209

Net borrowing costs		(150)	(171)	(630)	(791)

Exchangeable securities expense		(33)	(27)	(113)	(94)
Other items before income tax, net		(13)	(277)	(26)	(378)

Profit from ordinary activities before income tax		961	745	3,855	3,000

Income tax expense on:
Ordinary activities before other items		(318)	(202)	(1,246)	(989)
Other items		(3)	155	(1)	215

Net income tax expense		(321)	(47)	(1,247)	(774)

Net profit from ordinary activities after tax		640	698	2,608	2,226

Net profit attributable to outside equity interests		(85)	(86)	(296)	(418)

Net Profit Attributable to Members of the Parent Entity		$555	$612	$2,312	$1,808

Net exchange gains (losses) recognised directly in equity		2,016	(2,331)	(389)	(4,064)
Other items recognised directly in equity		—	—	—	152

Total change in equity other than those resulting from transactions with owners as owners		$2,571	$(1,719)	$1,923	$(2,104)

Diluted earnings per share on net profit attributable to members of the parent entity

Ordinary shares		$0.083	$0.104	$0.364	$0.305
Preferred limited voting ordinary shares		$0.099	$0.124	$0.437	$0.366

Ordinary and preferred limited voting ordinary shares		$0.093	$0.116	$0.411	$0.342

[a]	Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

STATEMENT OF FINANCIAL POSITION

	30 June, 2004	30 June, 2003
	A$ Millions
ASSETS
Current Assets
Cash	$5,805	$6,746
Cash on deposit	412	—
Receivables	6,039	5,701
Inventories	2,193	1,931
Other	563	483

Total Current Assets	15,012	14,861

Non-Current Assets
Cash on deposit	—	698
Receivables	1,076	1,219
Investments in associated entities	14,971	5,526
Other investments	811	1,195
Inventories	3,824	4,103
Property, plant and equipment	5,565	6,299
Publishing rights, titles and television licenses	31,185	32,724
Goodwill	318	377
Other	976	745

Total Non-Current Assets	58,726	52,886

Total Assets	$73,738	$67,747

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$1,553	$33
Payables	7,847	8,298
Tax liabilities	705	714
Provisions	332	258

Total Current Liabilities	10,437	9,303

Non-Current Liabilities
Interest bearing liabilities	10,917	12,396
Payables	2,846	3,545
Tax liabilities	974	666
Provisions	982	1,032

Total Non-Current Liabilities Excluding Exchangeable Securities	15,719	17,639

Exchangeable securities	2,055	2,084

Total Liabilities	28,211	29,026

Shareholders’ Equity
Contributed equity	34,424	28,427
Reserves	2,771	2,760
Retained profits	2,682	1,137

Shareholders’ equity attributable to members of the parent entity	39,877	32,324
Outside equity interests in controlled entities	5,650	6,397

Total Shareholders’ Equity	45,527	38,721

Total Liabilities and Shareholders’ Equity	$73,738	$67,747

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

STATEMENT OF CASH FLOWS

	12 Months Ended 30 June,
	2004	2003
	A$ Millions
Operating Activity

Net profit attributable to members of the parent entity	$2,312	$1,808
Adjustment for non-cash and non-operating activities:
Equity earnings, net	(367)	159
Distributions from investees	187	35
Outside equity interest	314	421
Depreciation and amortiSation	844	776
Other items, net	54	90
Change in assets and liabilities:
Receivables	(480)	(559)
Inventories	(459)	(206)
Payables	465	(657)
Other liabilities	562	616

Cash provided by operating activity	3,432	2,483

Investing and other activity

Property, plant and equipment	(517)	(551)
Acquisitions, net of cash acquired	(289)	(644)
Investments in associated entities	(4,639)	(794)
Other investments	(130)	(145)
Repayment of loans by associate	—	170
Proceeds from sale of non-current assets and business disposals	1,245	167

Cash used in investing activity	(4,330)	(1,797)

Financing activity

Issuance of debt	785	3,172
Repayment of debt and exchangeable securities	(1,351)	(3,673)
Increase (decrease) in cash on deposit	232	(698)
Issuance of shares	834	1,927
Dividends paid	(289)	(272)

Cash provided by financing activity	211	456

Net (decrease) increase in cash	(687)	1,142
Opening cash balance	6,746	6,337
Exchange movement on opening balance	(254)	(733)

Closing cash balance	$5,805	$6,746

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

Note 1 – SEGMENT DATA

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2004	2003	2004	2003
	A$ Millions		A$ Millions
BY GEOGRAPHIC AREAS

Revenues

United States	$5,213	$5,128	$20,252	$22,689
Europe	1,808	1,374	6,559	4,713
Australasia	676	628	2,617	2,511

	$7,697	$7,130	$29,428	$29,913

Operating Income

United States	$822	$725	$3,630	$3,538
Europe	108	66	230	492
Australasia	111	91	442	322

	$1,041	$882	$4,302	$4,352

BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment	$1,921	$1,707	$7,283	$7,689
Television	1,783	1,807	7,059	8,162
Cable Network Programming	979	1,059	3,563	3,891
Direct Broadcast Satellite Television*	680	340	2,338	340
Magazines and Inserts	349	393	1,375	1,583
Newspapers	1,274	1,157	4,808	4,659
Book Publishing	371	365	1,791	1,992
Other	340	302	1,211	1,597

	$7,697	$7,130	$29,428	$29,913

Operating Income

Filmed Entertainment	$125	$116	$1,244	$1,099
Television	491	468	1,344	1,459
Cable Network Programming	215	145	867	736
Direct Broadcast Satellite Television*	(26)	(104)	(376)	(104)
Magazines and Inserts	92	110	381	438
Newspapers	200	201	831	686
Book Publishing	7	(1)	221	227
Other	(63)	(53)	(210)	(189)

	$1,041	$882	$4,302	$4,352

*	SKY Italia results consolidated as of 1 May, 2003.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

Note 2 - SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company’s operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company’s financial performance for the year. Net profit before other items should be considered in addition to, not as a substitute for the Company’s operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company’s financial performance.

The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 3 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 “Statement of Financial Performance” on page 13 of this release.

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2004	2003	2004	2003
	A$ Millions		A$ Millions
Total other items (page 3)	$(42)	$94	$(54)	$(90)
Reclassification of other items – associated entities	22	(214)	45	(70)
Reclassification of income tax and net profit attributable to outside equity interest	7	(157)	(17)	(218)

Other items before income tax, net (page 13)	$(13)	$(277)	$(26)	$(378)

Associated entities before other items (page 3)	$138	$124	$367	$(159)
Reclassification of other items – associated entities	(22)	214	(45)	70

Net profit (loss) from associated entities (page 13)	$116	$338	$322	$(89)

Income tax expense (page 3)	$(318)	$(202)	$(1,246)	$(989)
Reclassification of income tax expense on other items	(3)	155	(1)	215

Net income tax expense (page 13)	$(321)	$(47)	$(1,247)	$(774)

Outside equity interest (page 3)	$(81)	$(88)	$(314)	$(421)
Reclassification of outside equity interest on other items, net	(4)	2	18	3

Net profit attributable to outside equity interest (page 13)	$(85)	$(86)	$(296)	$(418)

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED 30 JUNE, 2004.

SUPPLEMENTAL FINANCIAL DATA (continued)

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2004	2003	2004	2003
	A$ Millions		A$ Millions
Net profit before other items (page 3)	$597	$518	$2,366	$1,898
Other items before income tax, net	(13)	(277)	(26)	(378)
Reclassification of income tax and net profit attributable to outside equity interest	(7)	157	17	218
Reclassification of other items – associated entities	(22)	214	(45)	70

Net profit attributable to members of the parent entity (page 13)	$555	$612	$2,312	$1,808

Earnings per share on net profit before other items, net (page 3)	$0.101	$0.098	$0.421	$0.360
Earnings per share on other items before income tax, net	(0.003)	(0.053)	(0.005)	(0.074)
Earnings per share on reclassification of income tax and net profit attributable to outside equity interest	(0.001)	0.030	0.003	0.042
Earnings per share on reclassification of other items – associated entities	(0.004)	0.041	(0.008)	0.014

Diluted earnings per share on net profit attributable to members of the parent entity (page 13)	$0.093	$0.116	$0.411	$0.342

EXHIBIT B

EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED

JUNE 30, 2004 IN U.S. DOLLARS PREPARED FOR THE U.S. MARKET. AUSTRALIAN

READERS SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE

NEWS CORPORATION REPORTS THIRD CONSECUTIVE YEAR

OF DOUBLE-DIGIT REVENUE AND OPERATING INCOME

GROWTH

NET PROFIT INCREASES 57% TO A RECORD $1.6 BILLION AND

RECORD CASH FLOW FROM OPERATIONS OF $2.4 BILLION

GROWS 47% OVER FISCAL 2003

FULL YEAR OPERATING INCOME INCREASES 21% TO A

RECORD $3.1 BILLION ON REVENUE GROWTH OF 20%

FOURTH QUARTER OPERATING INCOME OF $747 MILLION, A

31% INCREASE, ON REVENUE GROWTH OF 20%

FULL YEAR HIGHLIGHTS

•	Record Filmed Entertainment operating income up 38% on continued strength of home entertainment sales of film and television titles and string of theatrical hits.

•	Strong advertising growth at Fox News and FX and higher affiliate revenues at the Regional Sports Networks drives record operating income up 43% at Cable Network Programming.

•	Television segment operating income up 12% as higher pricing increases advertising revenues at the broadcast network and fuels record operating income at television stations and STAR.

•	All print businesses report higher earnings contributions: advertising and circulation revenue gains in the U.K. and Australia drive record operating income at Newspapers, higher contributions from free-standing inserts volume lifts Magazines and Inserts; array of bestsellers fuels record operating income at Book Publishing.

•	Completed acquisition of a 34% interest in The DIRECTV Group.

•	Announced plan of reorganization that would change the Company’s place of incorporation to the United States by the end of calendar 2004.

QUARTER HIGHLIGHTS

•	Tenth consecutive quarter of revenue and operating income growth.

•	Higher earnings contributions across nearly all operating segments led by double-digit growth at Television, Cable Network Programming and Newspapers segments.

•	SKY Italia operating losses decline $49 million from a year ago as subscriber base expands to nearly 2.7 million with over 90% of new subscribers opting for a premium-programming tier.

The News Corporation Limited

Incorporated in South Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

NEW YORK, NY, August 11, 2004 – The News Corporation Limited (NYSE: NWS, NWSA) today reported fourth quarter consolidated revenues of $5.5 billion, a 20% increase over the $4.6 billion in the prior year, and full year revenues of $21.0 billion, an increase of 20% over the $17.5 billion reported a year ago.

Consolidated operating income for the fourth quarter of $747 million was up 31% over the $570 million reported a year ago. For the full year, operating income was a record $3.1 billion, an increase of 21% over the $2.5 billion reported in fiscal 2003 despite the inclusion of $267 million in losses from SKY Italia during the current year. Fiscal 2003 results included $68 million in losses from SKY Italia for the two months ended June 30, 2003. The Company’s 31% fourth quarter growth and record full year operating income were driven by double-digit increases across nearly all of its operating segments.

Net profit for the fourth quarter was $399 million, an increase of $29 million over the $370 million reported in the fourth quarter a year ago. For the full year net profit was $1.6 billion, an increase of $601 million over the $1.0 billion in fiscal 2003. Net profit before other items in the fourth quarter increased to $429 million ($0.29 per ADR) versus $320 million ($0.24 per ADR) reported in the prior year and full year net profit before other items increased to $1.7 billion ($1.20 per ADR), an increase of $585 million over the $1.1 billion ($0.83 per ADR) reported in fiscal 2003. Fourth quarter and full year increases were primarily due to higher consolidated operating income and significant improvement in net profit from associated entities.

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“Fiscal 2004 was another outstanding year for News Corporation, punctuated by fourth quarter operating income growth of 31%. We delivered our third consecutive year of record operating profits on double–digit revenue and operating income gains. Our success was once again achieved across our uniquely balanced collection of assets with record profits generated at nearly every established business segment from our film to our television to our print assets. It was a year in which we enjoyed the success achieved through expanded distribution of our content, such as our films and television product in home entertainment and our growing ratings and subscribers at our array of cable channels. And it was a year in which we translated market leadership positions into increased advertising revenues, beginning with our broadcast and cable upfronts and including record market share and profits at our station group and sustained strength at our various print assets.

“It was also a year in which we further expanded our distinctive global distribution reach with the rapid development of our direct-to-home television investments. SKY Italia quickly ramped up its subscriber base, as well as its average revenue per subscriber, connecting with nearly 2.7 million subscribers by fiscal year-end. DIRECTV mirrored this success, adding over 915,000 subscribers since our acquisition at the end of the calendar year. The brisk subscriber growth at these dynamic platforms is a testament to their tremendous long-term growth potential.

“We are extremely pleased with our progress during the past year not only for the record financial results we delivered but for the strategic direction we continued to follow. Success begets success and we are confident that the momentum we generated in fiscal 2004, combined with our expected reincorporation in the United States, positions us to deliver superior returns in the year ahead.”

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the periods ended June 30th are attached. The following commentary is made in respect of those statements, including an analysis of certain information contained therein.

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

The reported net profit attributable to members of the parent entity consisted of the following items:

	3 Months Ended June 30,		12 Months Ended June 30,
	2004	2003	2004	2003
	US $ Millions (except per ADR amounts)
Revenue	$5,521	$4,592	$20,959	$17,474

Operating income	747	570	3,064	2,532

Net profit (loss) from associated entities before other items	99	68	261	(93)
Interest expense, net	(108)	(111)	(449)	(461)
Exchangeable securities expense	(23)	(17)	(80)	(55)

Profit before income tax expense, outside equity interest and other items	715	510	2,796	1,923
Income tax expense	(228)	(132)	(887)	(577)
Outside equity interest	(58)	(58)	(224)	(246)

Net profit before other items	429	320	1,685	1,100

Other items, net of tax and outside equity interest:
Group	(14)	(72)	(6)	(95)
Associated entities	(16)	122	(32)	41

Total other items	(30)	50	(38)	(54)

Net profit attributable to members of the parent entity	$399	$370	$1,647	$1,046

Earnings per ADR (diluted) on net profit before other items, net	$0.29	$0.24	$1.20	$0.83

Weighted average number of ADRs outstanding in millions (diluted)	1,474	1,292	1,399	1,286

The following commentary discusses the major components of these results.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

Consolidated Operating Income

	3 Months Ended June 30,		12 Months Ended June 30,
	2004	2003	2004	2003
	US $ Millions		US $ Millions
Filmed Entertainment	$91	$85	$886	$641
Television	351	291	957	851
Cable Network Programming	154	96	617	430
Direct Broadcast Satellite Television*	(19)	(68)	(267)	(68)
Magazines & Inserts	66	70	271	256
Newspapers	144	126	592	400
Book Publishing	6	4	158	133
Other	(46)	(34)	(150)	(111)

Consolidated Operating Income	$747	$570	$3,064	$2,532

*	SKY Italia results consolidated as of May 1, 2003

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported fourth quarter operating income of $91 million, up 7% from the $85 million reported in the same period a year ago, and record full year operating income of $886 million, up 38% from the $641 million reported in fiscal 2003. Current-quarter and full year results primarily reflect strong worldwide theatrical revenues and higher contributions from film and television home entertainment releases as well as increased contributions from catalog titles in pay-TV and free-TV.

Fourth quarter film results were largely driven by the domestic home entertainment performances of Cheaper By The Dozen as well as contributions from various catalog titles including Ice Age and There’s Something About Mary. The availability of last year’s theatrical hits in pay-TV, most notably X-2: X-Men United, 28 Days Later and Bend it Like Beckham, also contributed to the increase. These contributions were partially offset by the marketing costs for a string of successful spring and summer releases, including The Day After Tomorrow, which has grossed over $530 million worldwide since its May release, Dodgeball, which has grossed over $110 million domestically since its June release and I, Robot which was released after the quarter and has already grossed over $120 million in domestic box office.

For the full year, film results were primarily driven by the worldwide home entertainment and pay-TV performances of X-2: X-Men United, 28 Days Later, Daredevil, Drumline, Just Married, Phone Booth and various catalog titles combined with several successful theatrical releases during the year, including The League of Extraordinary Gentlemen and Cheaper By the Dozen.

Twentieth Century Fox Television (TCFTV) fourth quarter earnings reflected sustained momentum in home entertainment sales, particularly from 24, Buffy the Vampire Slayer and M*A*S*H, offset by lower worldwide revenues from X-Files and The Practice. These titles also contributed to TCFTV’s full year growth along with the home entertainment

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

sales of The Simpsons, Family Guy and Angel. Additionally, increased syndication profits from the initial release of Angel as well as further proceeds from M*A*S*H contributed to the year-on-year growth.

TELEVISION

The Television segment reported fourth quarter operating income of $351 million, an increase of 21% versus the same period a year ago, and full year operating income of $957 million, an increase of 12% over fiscal 2003. These gains primarily reflect earnings improvement at the FOX Broadcasting Company and Fox Television Stations, and higher contributions from STAR.

Fox Television Stations (FTS) fourth quarter operating income grew 15% over the same quarter a year ago reflecting strong primetime advertising revenue increases led by the success of American Idol and local news, partially offset by primetime ratings weakness at UPN. For the full year, operating income grew 7% versus fiscal 2003 as FTS achieved record market share while slightly lowering operating expenses year-on-year.

At the FOX Broadcasting Company (FBC), fourth quarter operating income improved by $22 million as higher pricing for the primetime entertainment schedule was partially offset by a 10% decline in primetime ratings and higher promotional costs for the launch of several new series. For the full year, operating income improved by $21 million over fiscal 2003 despite a decline in primetime ratings primarily due to higher pricing for the primetime entertainment schedule and improved sports advertising from an increase in post-season ratings and pricing. FBC finished the broadcast season number one among Adults 18-34 and number two by only one-tenth of a rating point among Adults 18-49, led by American Idol, the number one program in primetime, whose ratings grew nearly 10% over prior year.

STAR’s fourth quarter operating income increased 52%, bolstered by 18% revenue growth versus the same quarter a year ago. Full year operating income grew substantially on advertising growth of 21%. Revenue gains for both the quarter and year were driven primarily in India where STAR Plus has maintained its leadership position as India’s top cable entertainment channel. Additionally, the full year benefited from higher subscription revenues at STAR Plus and continued expansion in China from increased penetration of the Xing Kong channel, which has become the number one national/regional channel in the Guangdong cable market.

CABLE NETWORK PROGRAMMING

Cable Network Programming reported fourth quarter operating income of $154 million, an increase of 60% over the fourth quarter a year ago, and record full year operating income of $617 million, an increase of 43% over fiscal 2003. The strong fourth quarter and full year results reflect continued growth across all of the Company’s primary cable channels and the absence of losses from the Los Angeles Dodgers which was sold during the third quarter.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

The Fox News Channel (FNC) reported operating income growth of over 40% for both the fourth quarter and full year as higher advertising pricing drove strong double-digit revenue gains over a year ago. FNC has maintained its leadership position as the number one cable news channel for over two and a half years and during the fourth quarter and full year exceeded the viewership of its nearest competitor by more than 50% in primetime and more than 60% on a 24-hour basis.

At our other cable channels (including the Regional Sports Networks (RSNs), FX and SPEED Channel) operating profit increased 46% for the fourth quarter and 27% for the full year, primarily driven by revenue growth at the RSNs and FX. Higher affiliate revenue contributions at the RSNs for both the quarter and year, largely due to increased affiliate rates and additional DTH subscribers, combined with increased advertising sales to drive operating income growth. This growth was partially offset by higher programming costs from additional events and rights increases versus a year ago. The fourth quarter and full year revenue growth at FX was driven principally by increased advertising revenue from strong ratings and higher pricing while also growing its affiliate revenues, as its subscriber base expanded by 5%. Partially offsetting these improvements were increased costs related to entertainment programming, including The Shield and Nip/Tuck.

DIRECT BROADCAST SATELLITE TELEVISION

On April 30, 2003 the Company completed the acquisition of the Italian pay-TV business Telepiu and combined it with Stream. News Corporation owns 80.1% of the combined entity, SKY Italia, whose results constitute this segment. During the fourth quarter, SKY Italia reported an operating loss of $19 million, an improvement of $49 million versus the operating loss of $68 million reported a year ago for the two months ended June 30, 2003. For the full year, SKY Italia reported an operating loss of $267 million on revenues of $1.7 billion, while increasing its subscriber base to nearly 2.7 million. Over 90% of the new subscribers during the quarter opted for a premium-programming tier including movies and/or sports programming.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported fourth quarter operating income of $66 million versus $70 million a year ago, and full year operating income of $271 million, a 6% increase over fiscal 2003. During the quarter, higher contributions from the InStore division, driven by revenue growth primarily from higher shelf product volume was more than offset by reorganization costs associated with the international division and slightly lower contributions at the Free-Standing Inserts division. The full year improvement was driven by higher contributions from the Free-Standing Inserts division resulting principally from higher demand for packaged goods and custom publishing pages.

NEWSPAPERS

The Newspaper segment reported fourth quarter operating income of $144 million, a 14% increase versus the same period a year ago and full year operating income of $592

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

million, a 48% increase over fiscal 2003. Advertising strength throughout the year drove the growth in both the U.K. and Australia, with circulation revenue gains in the U.K., stemming from the end of the cover price initiative during fiscal 2003, also contributing to the full-year growth.

The U.K. newspaper group reported a slight operating income decline in local currency terms for the fourth quarter compared to the prior year as advertising revenue gains of 11%, primarily from The Sun on the strength of higher volumes across all categories, and circulation revenue growth, from higher cover prices across all titles, were more than offset by an increase in promotional spending and additional costs associated with the compact version of The Times. On a full year basis, operating income in local currency terms increased 30%, primarily from circulation revenue growth which was achieved across all titles, with the largest increase at The Sun where reduced cover price initiatives a year ago adversely affected results. The Sun also led the U.K newspaper group to 7% advertising growth for the year with higher volumes on display and classified advertising.

The Australian newspaper group reported an 18% increase in fourth quarter operating income in local currency terms versus a year ago and full year operating income growth of 15% versus fiscal 2003. The quarterly and full year growth was primarily driven by double-digit increases in advertising revenue compared to a year ago. Display and classified advertising achieved strong growth throughout the year with ongoing strength in national display together with real estate, retail and employment advertising.

BOOK PUBLISHING

HarperCollins reported operating income of $6 million during the quarter versus $4 million in the fourth quarter a year ago reflecting strong performances by Zondervan and General Books, and a rebound in Children’s Books. Full year operating income of $158 million increased 19% from fiscal 2003 and was driven by solid performances around the world, highlighted by blockbuster sales of Zondervan’s The Purpose Driven Life by Rick Warren. During the quarter, HarperCollins had 52 books on The New York Times bestseller list including five titles that reached the #1 spot. For the full year, the Company had 97 books on The New York Times bestseller lists including nine titles that reached the number one spot.

OTHER ITEMS

A final franked dividend of A$0.06 per Ordinary ADR and a franked dividend of A$0.15 per Preferred Limited Voting Ordinary ADR have been declared and are payable on November 2, 2004. The Company’s Dividend Reinvestment Plan (“Plan”) remains in operation and a discount of 10% will apply in determining the allotment price calculated in accordance with the Plan rules. The record date for determining dividend entitlements and Plan participation is September 16, 2004. The ex-dividend date will be September 14, 2004.

During the quarter News Corporation announced it is pursuing a reorganization that would change the company’s place of incorporation to the United States by the end of

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

calendar 2004. In connection with this reorganization, News Corporation would also acquire, from the Murdoch Interests, the 58% controlling interest in Queensland Press Pty Limited (QPL) not currently owned by the Company. The completion of the reorganization and the QPL transactions is subject to a number of conditions, including obtaining regulatory clearances, court approvals, certain tax rulings and the requisite vote of the Company’s shareholders and option holders on the reorganization as well as obtaining independent appraisals and fairness opinions.

During the second quarter, the Company completed the acquisition of 34% of the outstanding common stock of The DIRECTV Group for approximately $3.1 billion in cash and 130.7 million preferred limited voting ordinary ADRs. At closing, News Corporation’s ownership interest was transferred to Fox Entertainment Group, Inc. (FEG) in exchange for $4.5 billion in promissory notes and approximately 74.5 million shares in FEG, increasing News Corporation’s ownership interest in FEG from 80.6% to approximately 82%.

During the third quarter, the Company completed the sale of the Los Angeles Dodgers franchise and real estate assets to real estate developer Frank McCourt for the gross sale price of approximately $421 million and agreed to remit $50 million to the buyer for certain pre-existing commitments.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

REVIEW OF ASSOCIATED ENTITIES RESULTS

Fourth quarter net profit from associated entities before other items was $99 million versus $68 million in the same period a year ago. For the full year, net profit from associated entities before other items was $261 million compared with losses of $93 million in fiscal 2003. The year-over-year improvements in both the fourth quarter and full year were primarily due to higher earnings at BSkyB, the absence of Stream’s losses in the current year and favorable results at Regional Programming Partners due mainly to the income recognized from the termination of a sports broadcast rights agreement. These favorable results were partially offset by losses reported at The DIRECTV Group and, in the fourth quarter, losses at the Sky Latin America properties.

The Company’s share of net profit (loss) from associated entities is as follows:

			3 Months Ended June 30,		12 Months Ended June 30,
	% Owned		2004	2003*	2004	2003*
			US $ Millions		US $ Millions
BSkyB	35.3	%(a)	70	31	225	77
Sky Brasil	49.7	%(b)	(17)	23	(37)	(33)
Innova - Mexico	30.0%		—	5	(6)	(22)
FOXTEL – Australia	25.0%		(4)	(3)	(19)	(9)
Stream	50.0	%(c)	—	(22)	—	(172)
Other Associates	Various	(d)	50	34	98	66

Total profit (loss) from associated entities before other items			$99	$68	$261	$(93)
Other items			(16)	122	(32)	41

Total profit (loss) from associated entities			$83	$190	$229	$(52)

Further details on the associated entities follow.

(a)	The Company’s investment basis in BSkyB was negative from December 31, 2001 through November 11, 2002. Accordingly, the Company’s share of BSkyB’s results was not recognized during that period.
(b)	Represents the Company’s economic interest, which was 49.3% as of June 30, 2003. The Company continues to hold a 36% equity interest in Sky Brasil.
(c)	The Company’s share of Stream’s losses was included as part of associated entities from April 1, 2002 through April 30, 2003, when it merged with Telepiu to form the consolidated entity SKY Italia.
(d)	Primarily comprising Gemstar-TV Guide International, The DIRECTV Group, Fox Cable Networks Associates, Independent Newspapers Limited, and Queensland Press.
*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

BSkyB (in STG) – United Kingdom (1)

	3 Months Ended June 30,		12 Months Ended June 30,
	2004	2003*	2004	2003*
	Millions (except subscribers)		Millions (except subscribers)
Revenues	£959	£856	£3,656	£3,186
Operating profit before exceptional items	130	88	481	249
Net income before exceptional items	£79	£28	£247	£79

AGAAP adjustment (in US$)	$20	$16	$73	$64

News’ reportable 35.3%/35.4% share (in US$)	$70	$31	$225	$108
Investment basis adjustment	—	—	—	(31)

News’ reportable share (in US$)	$70	$31	$225	$77

Net debt			£429	£1,105

Ending Subscribers			11,250,000	10,716,000
DTH Subscribers			7,355,000	6,845,000

BSkyB’s quarterly revenues increased 12% largely due to DTH subscriber growth, an increase in average revenue per subscriber and improved advertising and interactive revenues. Operating profit before exceptional items increased 48% due to increased revenues, partially offset by higher programming expenses from increased sports rights costs as well as higher marketing and subscriber management costs.

*	Does not reflect BSkyB’s adoption of accounting abstract UITF 38.

Sky Brasil (in US$) (1)

	3 Months Ended June 30,				12 Months Ended June 30,
	2004		2003		2004		2003
	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	R$	184	R$	155	R$	670	R$	563

Revenues		$61		$52		$228		$171
Operating profit (loss)		2		2		6		(11)
Net income (loss)		$(34)		$48		$(74)		$(86)

News’ reportable 49.7%/49.3% share (in US$)		$(17)		$23		$(37)		$(33)

Net debt (excluding capitalized leases)						$212		$211

Ending Subscribers						806,000		759,000

Sky Brasil’s revenues grew 19% in local currency terms in the quarter compared to prior year primarily driven by a higher subscriber base and increased average revenue per subscriber.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

The revenue growth for the quarter was offset by higher programming, marketing and overhead costs. The increase in net loss in the current quarter principally reflects the unfavorable impact of foreign currency fluctuations due to the weakening of the Brazilian Real on U.S. dollar-denominated liabilities in the quarter.

Innova – Mexico (in US$) (1)

	3 Months Ended June 30,				12 Months Ended June 30,
	2004		2003		2004		2003
	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	Ps	1,150	Ps	926	Ps	4,138	Ps	3,423

Revenues		$101		$88		$373		$331
Operating income		23		12		72		33
Net income (loss)		$—		$17		$(20)		$(73)

News’ reportable 30% share (in US$)		$—		$5		$(6)		$(22)

Net Debt (excluding capitalized leases)						$339		$334

Ending Subscribers						939,000		809,000

Innova’s revenues grew 24% in local currency terms in the quarter compared to prior year primarily driven by a 16% increase in the subscriber base as well as higher set-top box rentals. The decrease in net income during the quarter as compared to the prior year quarter principally reflects the unfavorable impact of foreign currency fluctuations due to the weakening of the Mexican Peso on U.S. dollar-denominated liabilities in the quarter, partially offset by higher revenues and lower interest expense resulting from the refinancing of debt.

FOXTEL (in A$)

	3 Months Ended June 30,				12 Months Ended June 30,
	2004		2003		2004		2003
	Millions (except subscribers)				Millions (except subscribers)
Revenues	A$	207	A$	181	A$	767	A$	649
Operating loss		(32)		(26)		(149)		(92)
Net loss	A$	(26)	A$	(18)	A$	(109)	A$	(61)

News’ reportable 25% share (in US$)		$(4)		$(3)		$(19)		$(9)

Net Debt					A$	323	A$	60

Ending Subscribers (including wholesale)						1,100,000		1,058,000
Ending Subscribers (excluding wholesale)						904,000		835,000

FOXTEL’s revenues for the quarter increased 14%, principally due to an increase of 19% in satellite subscribers compared to a year ago, and higher average revenue per subscriber. Net loss for the quarter increased as subscriber revenues were more than offset by increased transmission costs as well as higher subscriber management and acquisition expenses

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

relating to the launch of the new digital service on March 14, 2004, and higher depreciation expense. As of June 30th, approximately a quarter of the FOXTEL managed subscriber base (excluding wholesale) was connected to the new digital service. At June 30th over 310,000 orders had been taken for the digital service from new and existing subscribers.

(1)	Please refer to respective companies’ earnings releases for detailed information.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	12 Months Ended June 30,
	2004	2003
Australian Dollar/U.S Dollar	0.71	0.58
U.K. Pounds Sterling/U.S. Dollar	1.74	1.59
Euro/U.S. Dollar	1.19	1.16

To receive a copy of this press release through the Internet, access News Corp’s corporate website located at http://www.newscorp.com

Audio from News Corp’s conference call with analysts on the fourth quarter and full year results can be heard live on the Internet at 5:00 p.m. Eastern Daylight Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

STATEMENT OF FINANCIAL PERFORMANCE a

	Note	3 Months Ended June 30,		12 Months Ended June 30,
		2004	2003	2004	2003
		US $ Millions (except per ADR amounts)
Sales revenue	1	$5,521	$4,592	$20,959	$17,474
Operating expenses		(4,774)	(4,022)	(17,895)	(14,942)

Operating income	1	747	570	3,064	2,532

Net profit (loss) from associated entities		83	190	229	(52)

Borrowing costs		(158)	(149)	(602)	(583)
Interest income		50	38	153	122

Net borrowing costs		(108)	(111)	(449)	(461)

Exchangeable securities expense		(23)	(17)	(80)	(55)
Other items before income tax, net		(9)	(165)	(18)	(222)

Profit from ordinary activities before income tax		690	467	2,746	1,742

Income tax expense on:
Ordinary activities before other items		(228)	(132)	(887)	(577)
Other items		(2)	91	(1)	125

Net income tax expense		(230)	(41)	(888)	(452)

Net profit from ordinary activities after tax		460	426	1,858	1,290

Net profit attributable to outside equity interests		(61)	(56)	(211)	(244)

Net Profit Attributable to Members of the Parent Entity		$399	$370	$1,647	$1,046

Net exchange gains recognized directly in equity		118	749	800	1,001
Other items recognized directly in equity		—	—	—	86

Total change in equity other than those resulting from transactions with owners as owners		$517	$1,119	$2,447	$2,133

Diluted earnings per ADR on net profit attributable to members of the parent entity

Ordinary ADRs		$0.24	$0.25	$1.04	$0.71
Preferred limited voting ordinary ADRs		$0.28	$0.30	$1.24	$0.85

Ordinary and preferred limited voting ordinary ADRs		$0.27	$0.28	$1.17	$0.79

[a]	Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

STATEMENT OF FINANCIAL POSITION

	June 30, 2004	June 30, 2003
	US $ Millions
ASSETS
Current Assets
Cash	$4,051	$4,477
Cash on deposit	287	—
Receivables	4,214	3,784
Inventories	1,530	1,282
Other	393	321

Total Current Assets	10,475	9,864

Non-Current Assets
Cash on deposit	—	463
Receivables	751	809
Investments in associated entities	10,447	3,667
Other investments	566	793
Inventories	2,669	2,723
Property, plant and equipment	3,883	4,180
Publishing rights, titles and television licenses	21,761	21,719
Goodwill	222	250
Other	681	495

Total Non-Current Assets	40,980	35,099

Total Assets	$51,455	$44,963

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$1,084	$22
Payables	5,476	5,507
Tax liabilities	492	474
Provisions	232	171

Total Current Liabilities	7,284	6,174

Non-Current Liabilities
Interest bearing liabilities	7,618	8,227
Payables	1,986	2,353
Tax liabilities	680	442
Provisions	685	685

Total Non-Current Liabilities Excluding Exchangeable Securities	10,969	11,707

Exchangeable securities	1,433	1,383

Total Liabilities	19,686	19,264

Shareholders’ Equity
Contributed equity	21,447	17,262
Reserves	2,773	1,685
Retained profits	3,606	2,506

Shareholders’ equity attributable to members of the parent entity	27,826	21,453
Outside equity interests in controlled entities	3,943	4,246

Total Shareholders’ Equity	31,769	25,699

Total Liabilities and Shareholders’ Equity	$51,455	$44,963

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

STATEMENT OF CASH FLOWS

	12 Months Ended June 30,
	2004	2003
	US $ Millions
Operating Activity

Net profit attributable to members of the parent entity	$1,647	$1,046
Adjustment for non-cash and non-operating activities:
Equity earnings, net	(261)	93
Distributions from investees	133	20
Outside equity interest	224	246
Depreciation and amortization	601	453
Other items, net	38	54
Change in assets and liabilities:
Receivables	(335)	(371)
Inventories	(320)	(137)
Payables	276	(180)
Other liabilities	392	409

Cash provided by operating activity	2,395	1,633

Investing and other activity

Property, plant and equipment	(361)	(366)
Acquisitions, net of cash acquired	(202)	(427)
Investments and acquisitions of interests in associated entities	(3,237)	(527)
Other investments	(91)	(96)
Repayment of loans by associate	—	96
Proceeds from sale of non-current assets and business disposals	869	111

Cash used in investing activity	(3,022)	(1,209)

Financing activity

Issuance of debt	548	2,105
Repayment of debt and exchangeable securities	(943)	(2,438)
Increase (decrease) in cash on deposit	162	(463)
Issuance of shares	580	1,279
Dividends paid	(202)	(181)

Cash provided by financing activity	145	302

Net (decrease) increase in cash	(482)	726
Opening cash balance	4,477	3,574
Exchange movement on opening balance	56	177

Closing cash balance	$4,051	$4,477

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

Note 1 – SEGMENT DATA

	3 Months Ended June 30,		12 Months Ended June 30,
	2004	2003	2004	2003
	US $ Millions		US $ Millions
BY GEOGRAPHIC AREAS

Revenues

United States	$3,740	$3,308	$14,424	$13,237
Europe	1,296	884	4,671	2,772
Australasia	485	400	1,864	1,465

	$5,521	$4,592	$20,959	$17,474

Operating Income

United States	$590	$474	$2,585	$2,064
Europe	77	39	164	280
Australasia	80	57	315	188

	$747	$570	$3,064	$2,532

BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment	$1,378	$1,103	$5,187	$4,486
Television	1,279	1,170	5,027	4,763
Cable Network Programming	702	669	2,538	2,270
Direct Broadcast Satellite Television*	488	220	1,665	220
Magazines and Inserts	250	250	979	923
Newspapers	914	738	3,425	2,718
Book Publishing	267	242	1,276	1,162
Other	243	200	862	932

	$5,521	$4,592	$20,959	$17,474

Operating Income

Filmed Entertainment	$91	$85	$886	$641
Television	351	291	957	851
Cable Network Programming	154	96	617	430
Direct Broadcast Satellite Television*	(19)	(68)	(267)	(68)
Magazines and Inserts	66	70	271	256
Newspapers	144	126	592	400
Book Publishing	6	4	158	133
Other	(46)	(34)	(150)	(111)

	$747	$570	$3,064	$2,532

*	SKY Italia results consolidated as of May 1, 2003

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

Note 2 - SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company’s operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company’s financial performance for the year. Net profit before other items should be considered in addition to, not as a substitute for the Company’s operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company’s financial performance.

The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 3 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 “Statement of Financial Performance” on page 13 of this release.

	3 Months Ended June 30,		12 Months Ended June 30,
	2004	2003	2004	2003
	US $ Millions		US $ Millions
Total other items (page 3)	$(30)	$50	$(38)	$(54)
Reclassification of other items – associated Entities	16	(122)	32	(41)
Reclassification of income tax and net profit attributable to outside equity interest	5	(93)	(12)	(127)

Other items before income tax, net (page 13)	$(9)	$(165)	$(18)	$(222)

Associated entities before other items (page 3)	$99	$68	$261	$(93)
Reclassification of other items – associated entities	(16)	122	(32)	41

Net profit (loss) from associated entities (page 13)	$83	$190	$229	$(52)

Income tax expense (page 3)	$(228)	$(132)	$(887)	$(577)
Reclassification of income tax expense on other items	(2)	91	(1)	125

Net income tax expense (page 13)	$(230)	$(41)	$(888)	$(452)

Outside equity interest (page 3)	$(58)	$(58)	$(224)	$(246)
Reclassification of outside equity interest on other items, net	(3)	2	13	2

Net profit attributable to outside equity interest (page 13)	$(61)	$(56)	$(211)	$(244)

News Corporation EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED JUNE 30, 2004

SUPPLEMENTAL FINANCIAL DATA (continued)

	3 Months Ended June 30,		12 Months Ended June 30,
	2004	2003	2004	2003
	US $ Millions		US $ Millions
Net profit before other items (page 3)	$429	$320	$1,685	$1,100
Other items before income tax, net	(9)	(165)	(18)	(222)
Reclassification of income tax and net profit attributable to outside equity interest	(5)	93	12	127
Reclassification of other items – associated entities	(16)	122	(32)	41

Net profit attributable to members of the parent entity (page 13)	$399	$370	$1,647	$1,046

Earnings per ADR on net profit before other items, net (page 3)	$0.29	$0.24	$1.20	$0.83
Earnings per ADR on other items before income tax, net	(0.01)	(0.13)	(0.02)	(0.17)
Earnings per ADR on reclassification of income tax and net profit attributable to outside equity interest	—	0.07	0.01	0.10
Earnings per ADR on reclassification of other items – associated entities	(0.01)	0.10	(0.02)	0.03

Diluted earnings per ADR on net profit attributable to members of the parent entity (page 13)	$0.27	$0.28	$1.17	$0.79